Exhibit 4.6

[        ] 2016

Dear [          ]

Unit Option Award Agreement

The Board of Directors (“Board”) of Golar LNG Partners L.P. (the “Partnership”) has approved a grant of Options under the Golar LNG Partners L.P. Long Term Incentive Plan (“Plan”), a copy of which is attached herewith. The Board is pleased to advise you that an Option to acquire up to a maximum of [              ] Units of the Partnership (the “Option Units” and each, an “Option Unit”) has been granted to you under the terms of the Plan and subject to the following specific terms and conditions.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Plan.

1.                           The “Option Period” for the Option Units is for five years commencing on [       ], 2016 (the “Date of Grant”).  At the end of the Option Period, any unexercised Option Units will expire and become null and void.

2.                           The exercise price of each Option Unit shall be $[      ] per Unit, which will be reduced, on each applicable ex-dividend date, by any ordinary cash distributions declared per Unit by the Partnership after the Date of Grant and prior to the date the Option Unit is exercised (as so reduced from time to time, the “Exercise Price”).

3.                           The Option Units vest and become exercisable in accordance with the following schedule, provided you remain in the employ of the Partnership, the General Partner or their respective Affiliates (including Golar Management (UK) Ltd) (collectively, the “Company”) until the applicable vesting date: (a) one half of the total number of Option Units granted hereby on [•], and (b) a further one half of the total number of Option Units granted hereby on [•].

4.                           Once vested and exercisable, Option Units can be exercised at any time prior to the end of the Option Period; provided, that, in each calendar quarter during the Option Period, Option Units may only be exercised during the period following the date the Partnership has issued a Press Release in respect of its results for the previous quarter until the current calendar quarter end date, and always subject to insider trading regulations.

5.                           Upon the occurrence of a Change of Control, all unvested Option Units subject to this Unit Option Award Agreement shall immediately vest, provided you remain in the employ of the Company until the date of the Change of Control.

6.                           If your employment with the Company terminates for any reason, all unvested Option Units subject to this Unit Option Award Agreement will lapse on the date your employment terminates and, notwithstanding Paragraphs 1 and 4 above, the Option Period for all vested Option Units will lapse three months after the date your employment terminates.

7.                         The Option cannot be exercised for a lesser number of Option Units than 500 at any time, unless the number of Units to be purchased is the total number of vested Option Units at that time purchasable under the Option.

8.                         No premium is payable on the grant of the Option.

9.                         This Unit Option Award Agreement and the Option granted hereby shall at all times be subject to the terms and conditions of the Plan, which shall control in the event of any conflict.  You hereby consent to accept electronic delivery, either via an electronic mail system of the Company or by reference to a location on a Company intranet to which you have access, of any documents that the Partnership or the General Partner may be required to deliver in connection with this Option and any other award made or offered by the Partnership (including but not limited to prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications).

Yours sincerely,

OPTIONEE:

[Name]